SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C.  20549

                                  FORM 11-K





[ X ]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1998

                                  OR

[   ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ......................to ......................

Commission file number 1-4982

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       PARKER RETIREMENT SAVINGS PLAN

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         PARKER-HANNIFIN CORPORATION
                           6035 PARKLAND BOULEVARD
                         CLEVELAND, OHIO  44124-4141

                        PARKER RETIREMENT SAVINGS PLAN

                         INDEX OF FINANCIAL STATEMENTS








                                                                     PAGE

Independent Auditors' Report                                           1


Financial Statements:

    Statements of Net Assets Available for Benefits
        at December 31, 1998 and 1997                                  2

    Statements of Changes in Net Assets Available for Benefits
        for the years ended December 31, 1998 and 1997                 2

    Notes to Financial Statements                                      3

Supplemental Schedules:

    Item 27a - Schedule of Assets Held for Investment
       Purposes for the year ended December 31, 1998                  13

    Item 27d - Schedule of Reportable Transactions for
       the year ended December 31, 1998                               19

                         INDEPENDENT AUDITORS' REPORT



To the Shareholders and Board of Directors of Parker-Hannifin Corporation


We have audited the accompanying statements of net assets available for benefits of the Parker Retirement Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the net assets available for benefits of the Parker Retirement Savings Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying index are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Ciuni & Panichi, Inc.


Cleveland, Ohio
June 22, 1999
                                     - 1 -

                    PARKER RETIREMENT SAVINGS PLAN
            STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                     AT DECEMBER 31, 1998 AND 1997
                            (000's omitted)

                                                 1998        1997
                                            _________   _________
[S]                                         [C]         [C]
ASSETS
Investments at fair value:
  Cash and cash equivalents (Notes 1 & 4) $ 18,592 $ 10,351 Parker-Hannifin Corporation common
    shares (Notes 1 & 4)                      370,760     475,169
  Investment contracts (Notes 1 & 5)          131,277     140,116
  Other investments (Notes 1 & 4)             409,195     312,301
  Participant loans                            41,174      37,306
                                            _________   _________
Total investments                             970,998     975,243
                                            _________   _________

Accrued interest and dividends                  1,152       1,187
Other                                           2,811          32
                                            _________   _________
Total assets                                  974,961     976,462
                                            _________   _________

LIABILITIES
Dividends payable to participants (Note 3)      4,605       4,220
Other                                           4,319       2,669
                                            _________   _________
Total liabilities                               8,924       6,889
                                            _________   _________
Net Assets Available for Benefits           $ 966,037   $ 969,573
                                            =========   =========


       STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
            FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                             (000's omitted)

                                                 1998        1997
                                            _________   _________
[S]                                         [C]         [C]
ADDITIONS
Contributions  (Notes 1 & 2):
  Participant payroll deductions            $  62,408   $  51,549
  Employer contributions                       24,597      22,313
                                            _________   _________
Total contributions                            87,005      73,862

Interest income - net                          21,949      18,155
Dividend income                                 1,896       1,438
Net (depreciation) appreciation in the
  fair value of investments  (Notes 1 & 4)    (72,144)    248,406
                                            _________   _________
Total additions                                38,706     341,861
                                            _________   _________

DEDUCTIONS
Withdrawals and terminations                   40,635      40,356
Trustee fees and expenses                       1,607       1,528
                                            _________   _________
Total deductions                               42,242      41,884
                                            _________   _________

Net (decrease) increase in Assets
  Available for Benefits                       (3,536)    299,977

Net Assets Available - Beginning of year      969,573     669,596
                                            _________   _________

Net Assets Available - End of year          $ 966,037   $ 969,573
                                            =========   =========


   The accompanying notes are an integral part of the financial statements.

                        NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     INVESTMENT VALUATION

     The investments in Parker-Hannifin Corporation (the Company) common shares, non-convertible corporate bonds, U.S. Government bonds, Key Trust Employee Benefits Value Equity Fund, Key Trust Employee Benefits Fixed Income Fund, AIM Constellation Fund, Capital Guardian International Equity Fund and the Seven Seas S&P 500 Index Fund are valued as of the last reported trade price on the last business day of the period. The Parker Retirement Savings Plan (the Plan) presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses from the sale of investments and the unrealized appreciation (depreciation) on investments held by the Plan.

     Investments in the Key Trust Employee Benefits Money Market Fund are valued at market, which approximates cost. Refer to Note 5 for information relating to the Contract Income Fund.

     Management believes that the Plan's investments are well diversified and do not create a significant concentration of credit risk. Participants assume all risk in connection with any decrease in the market price of any securities in all the Funds. Although the annual rates of return with respect to the contracts held in the Contract Income Fund are guaranteed by major insurance and bank companies, the Company does not make any representations as to the financial capability of such companies or their ability to make payments under the contracts.

     CONTRIBUTIONS

     Participants may make contributions on a before tax and/or after tax basis. Contributions from employees and the Company are recorded in the period that payroll deductions are made from Plan participants.

     Company contributions are invested solely in a non-participant directed ESOP Fund, which holds primarily Company stock.

     OTHER

     Purchases and sales of securities are reflected on a trade-date basis.

     Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned on the accrual basis.

     Costs incident to the purchase and sale of securities, such as brokerage commissions and stock transfer taxes, as well as investment advisory fees, are charged to the funds to which they relate and are netted against interest income. Certain costs and expenses incurred in administering the Plan are paid out of the Plan's assets and the Company pays the remainder.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Benefits are recorded when paid.


 2.  DESCRIPTION OF PLAN

     GENERAL

     The following description of the Plan provides only general information. Participants should refer to the Plan document or summary plan description for a more complete description of the Plan's provisions.

     The Plan is a defined contribution plan which is available to all regular and part-time non-union employees who have 90 days of service for the Company's fiscal year ending June 30, 1998 and prior. Effective July 1, 1998, employees are able to enroll in the Plan the first day of the month following the date of hire. The Plan is subject to Section 401(k) of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act (ERISA) of 1974, as amended. The Plan was amended and restated effective January 1, 1998 to reflect certain operational and administrative changes and to comply with tax legislative changes.

     CONTRIBUTIONS AND TRANSFERS

     Participants may elect to contribute, through payroll deductions, not less than 1% nor more than 15% of their total compensation for a Plan year and may change such percentage upon request. The amount which a highly compensated employee may contribute may be limited in order to comply with Internal Revenue Code Sections 401(k) and 401(m). Participants may suspend their contributions at any time and may designate one or more of several available funds in which their contributions are to be invested and their investment elections at any time. Available funds are:

     (a) Company Stock Fund - Invested primarily in common shares of the Company purchased on the open market. A participant's contribution is limited to 50% invested in this fund.

     (b) Fixed Income Fund - Invested primarily in securities which have a fixed rate of return such as government and high-quality corporate bills, notes, bonds, and other similar investments of issuers other than the Company.

     (c) Equity Fund - Invested primarily in common stock of high-quality medium and large capitalization companies other than the Company.

     (d) Contract Income Fund - Invested primarily in high-quality fixed income investments such as contracts issued by insurance companies and banks which provide a return guaranteed by the issuer, and debt securities such as notes and bonds issued by Federal agencies or mortgage backed securities, with each of these investments typically providing a stable rate of return for a specific period of time. Refer to Note 5 for a further description of this fund.

     (e) Balanced Fund - Invested primarily in securities which have a fixed rate of return such as government and high-quality corporate bills, notes, bonds, and/or invested in bonds, convertible securities, money market investments, and common stocks of high-quality medium and large capitalization companies other than the Company.

     (f) Small Capitalization Fund - Invested primarily in equity securities of small and medium-sized companies that have demonstrated or have the potential for above-average capital growth.

     (g) International Fund - Invested primarily in common stocks, preferred stocks, warrants and rights to subscribe to common stocks on non-U.S. issuers.

     (h) S&P 500 Index Fund - Invested in stocks which comprise the S&P 500 Index, most of which are listed on the New York Stock Exchange.

     As a result of an acquisition in 1998, $2,742,681 was transferred into the Plan from the account balances of the CTC Savings Plan and is recorded within contributions.

     PARKER-HANNIFIN CORPORATION CONTRIBUTIONS

     The Company contributes an amount equal to 100% of the first 3% of the monthly before-tax contributions and an amount equal to 25% of the 4th percent and 5th percent of the contribution. The Company may also match after-tax contributions, but matches only the 4th percent and 5th percent of after-tax contributions at 25%. Company contributions match the before-tax contributions prior to the after-tax contributions. Company contributions are invested solely in the ESOP Fund. A participant age 55 or older, with 10 or more years of participation in the Plan, may transfer a portion of the shares of stock in the ESOP Fund to any of the investment funds within the Plan.

     PARTICIPANT LOANS

     The Plan has a loan provision which allows active participants to borrow a minimum of $500 and up to a maximum of a) 50% of their account balance or b) $50,000 less the largest outstanding loan balance they had in the last 12 months, whichever is less. The loan must be repaid, with interest equal to the prime rate at the time the loan is entered into plus 1%, over a period from 1 year to 4 1/2 years for a general purpose loan and up to ten years for a residential loan. Participant loans are valued at cost, which approximates fair value.

     PARTICIPANT ACCOUNTS

     The Plan utilizes the unit value method for allocating Plan earnings for all funds. The Company Stock and ESOP Funds were converted to the unit value method from share accounting as of April 1, 1997. Unit values are determined on a daily basis and are presented excluding contributions receivable and benefits payable. The total number of units and unit values as of December 31, 1998 and 1997 by fund are as follows:

                                             1998                             1997
                                ____________________________     ____________________________
                                      Total        Net Asset           Total        Net Asset
     Investment Options         Number of Units   Unit Value     Number of Units   Unit Value
     _________________________  _______________   __________     _______________   __________
     ESOP Fund                   22,351,997.04      $12.00        21,639,556.79      $16.21
     Company Stock Fund           9,480,070.34      $12.03         7,778,762.78      $16.23
     Fixed Income Fund            3,216,479.57      $12.39         2,629,499.16      $11.34
     Equity Fund                  9,568,080.92      $19.55         9,945,404.96      $15.34
     Contract Income Fund        12,162,384.65      $11.91        13,091,421.82      $11.20
     Balanced Fund                4,494,641.74      $16.48         4,126,273.55      $13.78
     Small Capitalization Fund      902,729.26      $30.30           844,330.36      $26.38
     International Fund             656,795.59      $21.92           676,171.69      $19.74
     S&P 500 Index Fund           2,931,818.33      $22.06         1,926,160.05      $19.66

 3.  VESTING, WITHDRAWALS AND DISTRIBUTIONS

     Participant interests in the Plan attributable to their own contributions and Company contributions are fully vested at all times. Participants may withdraw in cash a portion of their before and/or after tax contributions, subject to certain limitations and restrictions.

     After a participant terminates employment for any reason, all amounts are distributable to the participant or, to the participant's designated beneficiary, if deceased. The distribution may be deferred until the age of 70 1/2 if the participant's interest exceeds $5,000 ($3,500 in 1997). Distribution is in cash either in a single payment, quarterly installments or, by purchase of an annuity, except that amounts held in the Company Stock Fund and ESOP Fund may be distributed in the form of common shares or cash, as the participant elects.

     Dividends received by the ESOP Fund with respect to allocated Company shares are paid to participants at the end of each Plan year.

 4.  INVESTMENTS

     The Plan investments at December 31, were as follows:

     (000's omitted except on number of shares or units)

                                                     Number of
                                                     Shares or
     1998                                               Units     Fair Value     Cost
     ____                                            ___________   _________   _________
     Cash and cash equivalents
        Employee Benefits Money Market Fund           18,592,213   $  18,592   $  18,592
                                                                   _________   _________

     Common Shares
        Parker Hannifin Corporation - Allocated       11,320,907     370,760     208,832
                                                                   _________   _________

     Investment Contracts - estimated                131,276,578     131,277     131,277
                                                                   _________   _________

     Other Investments
        AIM Constellation Fund                           902,729      27,551      24,233
        Capital Guardian International Equity Fund       656,796      14,765      13,156
        Seven Seas S&P 500 Index Fund                  2,931,821      64,735      55,635
        Employee Benefits Fixed Income Fund              289,488      28,376      23,771
        Employee Benefits Value Equity Fund              441,383     233,571     110,907
        U.S. Government Securities                    25,957,832      27,270      27,270
        Corporate Debt Instruments                    12,544,304      12,927      12,768
                                                                   _________   _________
                                                                     409,195     267,740
                                                                   _________   _________

     Participant Loans - estimated                    41,174,124      41,174      41,174
                                                                   _________   _________

     Total Assets Held for Investment                              $ 970,998   $ 667,615
                                                                   =========   =========

     1997
     ____

     Cash and cash equivalents
        Employee Benefits Money Market Fund           10,351,068   $  10,351   $  10,351
                                                                   _________   _________

     Common Shares
        Parker Hannifin Corporation - Allocated       10,357,909     475,169     162,976
                                                                   _________   _________

     Investment Contracts - estimated                140,116,435     140,116     140,116
                                                                   _________   _________

     Other Investments
        AIM Constellation Fund                           844,330      22,273      22,281
        Capital Guardian International Equity Fund       676,172      13,348      12,673
        Seven Seas S&P 500 Index Fund                  1,926,160      37,868      32,942
        Employee Benefits Fixed Income Fund              257,380      23,235      20,083
        Employee Benefits Value Equity Fund              451,757     186,358      92,875
        U.S. Government Securities                    13,376,799      13,778      13,640
        Corporate Debt Instruments                    14,901,498      15,441      15,257
                                                                   _________   _________
                                                                     312,301     209,751
                                                                   _________   _________

     Participant Loans - estimated                    37,306,280      37,306      37,306
                                                                   _________   _________

     Total Assets Held for Investment                              $ 975,243   $ 560,500
                                                                   =========   =========

5.  CONTRACT INCOME FUND

     Reported in the aggregate for the Contract Income Fund (including cash and cash equivalents) at December 31:

                                          1998           1997
                                     _____________   _____________
     Contract Value of Assets        $ 144,470,984   $ 146,626,466
     Fair Value of Assets            $ 147,596,065   $ 146,981,405
     Average Yield of Assets              6.18%           6.39%
     Return on assets for the
        12 months ended December 31       6.34%           6.55%
     Duration                          2.32 years      2.49 years

     The above information is provided in compliance with the AICPA Statement of Position 94-4 (SOP 94-4). SOP 94-4 requires that fair value be based upon the standard discounted cash flow methodology as referred to in the Statement of Financial Accounting Standards No. 107. To arrive at the above aggregate fair value, comparable duration Wall Street Journal Guaranteed Investment Contract (GIC) Index rates were used as the discount factor within the discounted cash flow formula. A standard present value calculation has been employed to arrive at a current value for each cash flow within a contract. The sum of the present values for each contract's cash flows is the estimated total fair value for that contract. All of the contract fair values are then added together to arrive at the above aggregate fair value for the portfolio.

     The Contract Income Fund contains a managed synthetic GIC. This is a portfolio of securities owned by the Fund with a benefit-responsive, book-value "wrap" contract associated with the portfolio. The wrap contract assures that book-value, benefit-responsive payments can be made for participant withdrawals. The managed synthetic GIC (which exceeded 5% of the Plan's net assets) included in the above amounts at December 31, 1998 and 1997 had a contract value of $51,178,844 and $48,093,253, while the fair value was $53,296,465 and $49,116,395, respectively.

     At December 31, 1998 and 1997 the Contract Income Fund contained a non-benefit responsive contract. SOP 94-4 recommends that this contract be carried at a fair value. However, the Fund's non-benefit responsive contract was not material to the Contract Income Fund. Therefore, this contract has been reported at contract value in the financial statements.

     Certain employer initiated events (e.g., layoffs, bankruptcy, plant closings, plan termination, mergers, early retirement incentives) are not eligible for book value disbursements even from fully benefit responsive contracts. These events may cause liquidation of all or a portion of a contract at a market value adjustment.

 6.  TAX STATUS

     The Internal Revenue Service has determined and informed the Company by letter dated July 24, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code
     (IRC). Since receiving the determination letter the Plan has been amended to provide for various administrative changes including adding additional investment funds and furnishing daily valuations. The Plan administrator and the Plan's tax counsel believe that the Plan continues to be designed and operated in compliance with the applicable provisions of the IRC.

     Contributions matched by the Company and all earnings are not taxable until distributed to the participants.

 7.  PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company, by action of its Board of Directors, without further approval by the shareholders, has the right to amend, modify, suspend, or terminate the Plan in its entirety, or as to any subsidiary or operating location. No amendment, modification, suspension, or termination shall provide that assets held in trust by the Trustee may be used for or diverted to purposes other than for the exclusive benefit of participants or their beneficiaries.
     If the Plan is terminated, the Company contributions credited to each affected participant shall continue to be fully vested.

 8.  RECONCILIATION WITH FORM 5500

     The Department of Labor requires that amounts owed to withdrawing but unpaid former participants be classified as a plan liability on Form 5500, while these amounts are not reported as a liability in the Statements of Net Assets Available for Benefits. As a result, the following reconciliations were prepared:

                                                      1998            1997
                                                 _____________   _____________
     Net assets per Form 5500                    $ 966,037,834   $ 969,417,579

     Distributions payable that are allocated
          but unpaid to former participants                -           156,485
                                                 _____________   _____________
     Plan Equity per financial statements        $ 966,037,834   $ 969,574,064
                                                 =============   =============

     Distributions to former participants
           per Form 5500                         $  40,477,790   $  40,425,753

     Distributions payable that are allocated
          but unpaid to former participants                -          (156,485)

     Prior year distributions payable that
          were paid to former participants in
          the current year                             156,485          87,212
                                                 _____________   _____________
     Distributions to former participants
          per financial statements               $  40,634,275   $  40,356,480
                                                 =============   =============


 9.  YEAR 2000 CONSIDERATIONS

     The Company is taking actions to assure that its computer systems are capable of processing periods for the year 2000 and beyond. The Company is also determining whether third party service providers have reasonable plans in place to become year 2000 compliant. This project has been substantially completed and the Company does not expect this project to have a significant effect on Plan operations.


10.  PARTY-IN-INTEREST

     Certain plan investments are units of common/collective trusts managed by Key Bank. Key Bank is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest.


11.  SUBSEQUENT EVENT

     In March 1999, the Trust issued and sold $112 million aggregate principal amount of its 6.34% Amortizing Notes due 2008, the proceeds of which were used to purchase 3,055,413 shares of the Company's stock held in treasury. The Notes were guaranteed by the Company and call for payment of principal and interest semiannually from July 15, 1999 through July 15,2008. Repayments of the loan will be made from Company matching contributions and dividends received on unallocated shares of Company stock held in the ESOP Fund. The shares will be held in suspense in the ESOP fund, to be released and allocated to participant's accounts periodically in full or partial satisfaction of the Company's matching contribution obligations.


12.  ASSET ALLOCATION

     As described in Note 2, the participants may elect to invest their contributions in eight investment funds and Company contributions are invested in the ESOP Fund. The allocation of assets and liabilities, and the additions and deductions among the investment funds as well as the ESOP and Loan Funds follows on pages 9 through 12.

                                        PARKER RETIREMENT SAVINGS PLAN
                    ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS - INVESTMENT PROGRAMS
                                               DECEMBER 31, 1998
                                                (000's omitted)


                                                     Company     Fixed                 Contract
                                           ESOP       Stock      Income     Equity      Income    Balanced
                                           Fund        Fund       Fund       Fund        Fund       Fund
                                        _________   _________   ________   _________   _________   ________
     ASSETS
     Investments, at fair value:
         Cash and cash equivalents      $   3,820   $     748   $    850   $      44   $  13,130   $    -
         Parker-Hannifin Corporation
             common shares                259,664     111,096        -           -           -          -
         Investment contracts                 -           -          -           -       131,277        -
         Other investments                    -           -       40,197     187,668         -       74,279
         Participant loans                    -           -          -           -           -          -
                                        _________   _________   ________   _________   _________   ________
     Total investments                    263,484     111,844     41,047     187,712     144,407     74,279
                                        _________   _________   ________   _________   _________   ________

     Accrued interest and dividends            19           2        397         -           732          2
     Other                                    465         414      1,647         -           285        -
                                        _________   _________   ________   _________   _________   ________
     Total assets                         263,968     112,260     43,091     187,712     145,424     74,281
                                        _________   _________   ________   _________   _________   ________

     LIABILITIES
     Dividends payable to participants      4,605         -          -           -           -          -
     Other                                     51          48      3,492         -           728        -
                                        _________   _________   ________   _________   _________   ________
     Total liabilities                      4,656          48      3,492         -           728        -
                                        _________   _________   ________   _________   _________   ________

     Net Assets Available for
         Benefits                       $ 259,312   $ 112,212   $ 39,599   $ 187,712   $ 144,696   $ 74,281
                                        =========   =========   ========   =========   =========   ========


(Table continued)

                                          Small
                                        Capitali-    Inter-    S&P 500
                                         zation     national    Index      Loan
                                          Fund        Fund       Fund      Fund        Total
                                        ________   ________   ________   ________   _________
     ASSETS
     Investments, at fair value:
         Cash and cash equivalents      $    -     $    -     $    -     $    -     $  18,592
         Parker-Hannifin Corporation
             common shares                   -          -          -          -       370,760
         Investment contracts                -          -          -          -       131,277
         Other investments                27,551     14,765     64,735        -       409,195
         Participant loans                   -          -          -       41,174      41,174
                                        ________   ________   ________   ________   _________
     Total investments                    27,551     14,765     64,735     41,174     970,998
                                        ________   ________   ________   ________   _________

     Accrued interest and dividends          -          -          -          -         1,152
     Other                                   -          -          -          -         2,811
                                        ________   ________   ________   ________   _________
     Total assets                         27,551     14,765     64,735     41,174     974,961
                                        ________   ________   ________   ________   _________

     LIABILITIES
     Dividends payable to participants       -          -          -          -         4,605
     Other                                   -          -          -          -         4,319
                                        ________   ________   ________   ________   _________
     Total liabilities                       -          -          -          -         8,924
                                        ________   ________   ________   ________   _________

     Net Assets Available for
         Benefits                       $ 27,551   $ 14,765   $ 64,735   $ 41,174   $ 966,037
                                        ========   ========   ========   ========   =========

                                        PARKER RETIREMENT SAVINGS PLAN
                    ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS - INVESTMENT PROGRAMS
                                              DECEMBER 31, 1997
                                               (000's omitted)

                                                      Company     Fixed                 Contract
                                            ESOP       Stock      Income      Equity     Income      Balanced
                                            Fund        Fund       Fund        Fund       Fund         Fund
                                         _________   _________   ________   _________   _________   ________
      ASSETS
      Investments, at fair value:
          Cash and cash equivalents      $   3,416   $     214   $    202   $      42   $   6,477   $    -
          Parker-Hannifin Corporation
              common shares                347,955     127,214        -           -           -          -
          Investment contracts                 -           -          -           -       140,116        -
          Other investments                    -           -       29,219     152,594         -       56,999
          Participant loans                    -           -          -           -           -          -
                                         _________   _________   ________   _________   _________   ________
      Total investments                    351,371     127,428     29,421     152,636     146,593     56,999
                                         _________   _________   ________   _________   _________   ________

      Accrued interest and dividends            20           7        385         -           775        -
      Other                                    -           -           32         -           -          -
                                         _________   _________   ________   _________   _________   ________
      Total assets                         351,391     127,435     29,838     152,636     147,368     56,999
                                         _________   _________   ________   _________   _________   ________

      LIABILITIES
      Dividends payable to participants      4,220         -          -           -           -          -
      Other                                    600       1,266         14         -           789        -
                                         _________   _________   ________   _________   _________   ________
      Total liabilities                      4,820       1,266         14         -           789        -
                                         _________   _________   ________   _________   _________   ________

      Net Assets Available for
          Benefits                       $ 346,571   $ 126,169   $ 29,824   $ 152,636   $ 146,579   $ 56,999
                                         =========   =========   ========   =========   =========   ========


(Table continued)

                                          Small
                                         Capitali-   Inter-    S&P 500
                                          zation    national    Index       Loan
                                           Fund       Fund      Fund        Fund       Total
                                         ________   ________   ________   ________   _________
      ASSETS
      Investments, at fair value:
          Cash and cash equivalents      $    -     $    -     $    -     $    -     $  10,351
          Parker-Hannifin Corporation
              common shares                   -          -          -          -       475,169
          Investment contracts                -          -          -          -       140,116
          Other investments                22,273     13,348     37,868        -       312,301
          Participant loans                   -          -          -       37,306      37,306
                                         ________   ________   ________   ________   _________
      Total investments                    22,273     13,348     37,868     37,306     975,243
                                         ________   ________   ________   ________   _________

      Accrued interest and dividends          -          -          -          -         1,187
      Other                                   -          -          -          -            32
                                         ________   ________   ________   ________   _________
      Total assets                         22,273     13,348     37,868     37,306     976,462
                                         ________   ________   ________   ________   _________

      LIABILITIES
      Dividends payable to participants       -          -          -          -         4,220
      Other                                   -          -          -          -         2,669
                                         ________   ________   ________   ________   _________
      Total liabilities                       -          -          -          -         6,889
                                         ________   ________   ________   ________   _________

      Net Assets Available for
          Benefits                       $ 22,273   $ 13,348   $ 37,868   $ 37,306   $ 969,573
                                         ========   ========   ========   ========   =========

                                              PARKER RETIREMENT SAVINGS PLAN
                    ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS - INVESTMENT PROGRAMS
                                           FOR THE YEAR ENDED DECEMBER 31, 1998
                                                     (000's omitted)

                                                            Company     Fixed                 Contract
                                                  ESOP       Stock      Income     Equity      Income    Balanced
                                                  Fund        Fund       Fund       Fund        Fund       Fund
                                               _________   _________   ________   _________   _________   ________
     ADDITIONS
     Contributions:
         Participant payroll deductions        $     -     $  10,849   $  3,808   $  16,450   $  10,173   $  7,198
         Employer contributions                   24,597         -          -           -           -          -
                                               _________   _________   ________   _________   _________   ________
     Total contributions                          24,597      10,849      3,808      16,450      10,173      7,198
                                               _________   _________   ________   _________   _________   ________

     Net transfers                                (2,378)     15,996      4,690     (15,602)    (10,731)     1,475
     Interest income - net                           186         210      2,155           8       8,640          5
     Dividend income                                 -         1,896        -           -           -          -
     Net (depreciation) appreciation in
         the fair value of investments           (99,729)    (38,542)       630      41,776         -       12,263
                                               _________   _________   ________   _________   _________   ________
     Total additions                             (77,324)     (9,591)    11,283      42,632       8,082     20,941
                                               _________   _________   ________   _________   _________   ________

     DEDUCTIONS
     Withdrawals and terminations                  9,935       4,366      1,406       6,772       9,638      3,351
     Trustee fees and expenses                       -           -          102         784         327        308
                                               _________   _________   ________   _________   _________   ________
     Total deductions                              9,935       4,366      1,508       7,556       9,965      3,659
                                               _________   _________   ________   _________   _________   ________

     Net increase (decrease) in Assets
       Available for Benefits                    (87,259)    (13,957)     9,775      35,076      (1,883)    17,282

     Net Assets Available - Beginning of year    346,571     126,169     29,824     152,636     146,579     56,999
                                               _________   _________   ________   _________   _________   ________
     Net Assets Available - End of year        $ 259,312   $ 112,212   $ 39,599   $ 187,712   $ 144,696   $ 74,281
                                               =========   =========   ========   =========   =========   ========


(Table continued)

                                                 Small
                                               Capitali-   Inter-     S&P 500
                                                zation     national    Index      Loan
                                                 Fund       Fund        Fund      Fund       Total
                                               ________   ________   ________   ________   _________
     ADDITIONS
     Contributions:
         Participant payroll deductions        $  4,224   $  2,272   $  7,434   $    -     $  62,408
         Employer contributions                     -          -          -          -        24,597
                                               ________   ________   ________   ________   _________
     Total contributions                          4,224      2,272      7,434        -        87,005
                                               ________   ________   ________   ________   _________

     Net transfers                               (2,096)    (2,200)     8,746      2,100         -
     Interest income -net                           683          1      6,663      3,398      21,949
     Dividend income                                -          -          -          -         1,896
     Net (depreciation) appreciation in
         the fair value of investments            3,674      1,791      5,993        -       (72,144)
                                               ________   ________   ________   ________   _________
     Total additions                              6,485      1,864     28,836      5,498      38,706
                                               ________   ________   ________   ________   _________

     DEDUCTIONS
     Withdrawals and terminations                 1,185        434      1,918      1,630      40,635
     Trustee fees and expenses                       22         13         51        -         1,607
                                               ________   ________   ________   ________   _________
     Total deductions                             1,207        447      1,969      1,630      42,242
                                               ________   ________   ________   ________   _________

     Net increase (decrease) in Assets
       Available for Benefits                     5,278      1,417     26,867      3,868      (3,536)

     Net Assets Available - Beginning of year    22,273     13,348     37,868     37,306     969,573
                                               ________   ________   ________   ________   _________
     Net Assets Available - End of year        $ 27,551   $ 14,765   $ 64,735   $ 41,174   $ 966,037
                                               ========   ========   ========   ========   =========

                                            PARKER RETIREMENT SAVINGS PLAN
                   ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS - INVESTMENT PROGRAMS
                                        FOR THE YEAR ENDED DECEMBER 31, 1997
                                                   (000's omitted)


                                                             Company     Fixed                  Contract
                                                   ESOP       Stock      Income      Equity      Income    Balanced
                                                   Fund        Fund       Fund        Fund        Fund       Fund
                                                _________   _________   ________   _________   _________   ________
      ADDITIONS
      Contributions:
          Participant payroll deductions        $     -     $   8,413   $  3,699   $  14,512   $   9,632   $  6,050
          Employer contributions                   22,313         -          -           -           -          -
                                                _________   _________   ________   _________   _________   ________
      Total contributions                          22,313       8,413      3,699      14,512       9,632      6,050
                                                _________   _________   ________   _________   _________   ________

      Net transfers                                (2,092)      6,311     (1,277)    (11,617)    (14,834)     1,266
      Interest income - net                           205         137      1,824          62       9,877        -
      Dividend income                                 -         1,438        -           -           -          -
      Net appreciation in the fair
          value of investments                    147,306      49,467        485      35,310         -        9,590
                                                _________   _________   ________   _________   _________   ________
      Total additions                             167,732      65,766      4,731      38,267       4,675     16,906
                                                _________   _________   ________   _________   _________   ________

      DEDUCTIONS
      Withdrawals and terminations                  9,695       3,975      2,263       5,890      13,613      2,500
      Trustee fees and expenses                       -           -          109         678         375        305
                                                _________   _________   ________   _________   _________   ________
      Total deductions                              9,695       3,975      2,372       6,568      13,988      2,805
                                                _________   _________   ________   _________   _________   ________

      Net increase (decrease) in Assets
        Available for Benefits                    158,037      61,791      2,359      31,699      (9,313)    14,101

      Net Assets Available - Beginning of year    188,534      64,378     27,465     120,937     155,892     42,898
                                                _________   _________   ________   _________   _________   ________
      Net Assets Available - End of year        $ 346,571   $ 126,169   $ 29,824   $ 152,636   $ 146,579   $ 56,999
                                                =========   =========   ========   =========   =========   ========


(Table continued)

                                                  Small
                                                 Capitali-  Inter-     S&P 500
                                                  zation   national     Index      Loan
                                                   Fund      Fund       Fund       Fund       Total
                                                ________   ________   ________   ________   _________
      ADDITIONS
      Contributions:
          Participant payroll deductions        $  3,376   $  2,037   $  3,830   $    -     $  51,549
          Employer contributions                     -          -          -          -        22,313
                                                ________   ________   ________   ________   _________
      Total contributions                          3,376      2,037      3,830        -        73,862
                                                ________   ________   ________   ________   _________

      Net transfers                                2,158      1,939     12,300      5,846         -
      Interest income - net                        1,653          1      1,648      2,748      18,155
      Dividend income                                -          -          -          -         1,438
      Net appreciation in the fair
          value of investments                       389        811      5,048        -       248,406
                                                ________   ________   ________   ________   _________
      Total additions                              7,576      4,788     22,826      8,594     341,861
                                                ________   ________   ________   ________   _________

      DEDUCTIONS
      Withdrawals and terminations                   608        440        496        876      40,356
      Trustee fees and expenses                       22         12         27        -         1,528
                                                ________   ________   ________   ________   _________
      Total deductions                               630        452        523        876      41,884
                                                ________   ________   ________   ________   _________

      Net increase (decrease) in Assets
        Available for Benefits                     6,946      4,336     22,303      7,718     299,977

      Net Assets Available - Beginning of year    15,327      9,012     15,565     29,588     669,596
                                                ________   ________   ________   ________   _________
      Net Assets Available - End of year        $ 22,273   $ 13,348   $ 37,868   $ 37,306   $ 969,573
                                                ========   ========   ========   ========   =========

                                                      PARKER RETIREMENT SAVINGS PLAN
                                       ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                   FOR THE YEAR ENDED DECEMBER 31, 1998
                                                              EIN 34-0451060
                                                                 PLAN 075

(a)                  (b)                                     (c)                            (d)             (e)
                                              Description of investment including
     Identity of issue, borrower, lessor,     maturity date, rate of interest,                            Current
               or similar party               collateral, par, or maturity value            Cost           value
    _____________________________________   ________________________________________   _____________   _____________
*   Employee Benefits Money Market
        Fund                                Cash and cash equivalents                  $  18,592,213   $  18,592,213
*   Parker Hannifin Corporation             11,320,907 Common Shares                     208,832,169     370,759,704
    AIM                                     902,729 units of AIM Constellation Fund       24,233,198      27,551,297
    Capital Guardian                        656,796 units of Capital Guardian Intl
                                               Equity Fund                                13,156,072      14,764,765
    Seven Seas                              2,931,821 units of Seven Seas S&P 500
                                               Index Fund                                 55,635,364      64,734,607
*   Key Bank                                289,488 units of Employee Benefits
                                               Fixed Income Fund                          23,771,325      28,376,422
*   Key Bank                                441,383 units of Employee Benefits
                                               Value Equity Fund                         110,906,815     233,570,637
    Participant Loans                       Participant loans -  8.75% - 9.25%            41,174,124      41,174,124

    U.S. Government Securities:
    ___________________________
    Freddie Mac Gold                        7.5% due 12-01-2017                              114,604         114,569
    Freddie Mac Gold                        7.0% due 04-01-2026                               49,168          49,153
    Freddie Mac Gold                        7.0% due 09-01-2025                              101,422         101,391
    Freddie Mac Gold                        7.0% due 04-01-2026                                9,284           9,281
    Freddie Mac Gold                        7.0% due 04-01-2026                               36,730          36,719
    Freddie Mac Gold                        6.0% due 12-01-2013                              178,111         178,723
    Freddie Mac Gold                        6.0% due 12-01-2013                               99,062          99,340
    Federal Home Ln Mtg Corp Gold           7.5% due 04-01-2027                               98,274          98,124
    Freddie Mac Gold                        7.5% due 02-01-2027                               65,167          65,127
    Freddie Mac Gold                        7.5% due 11-01-2027                              407,838         408,395
    Freddie Mac Gold                        6.5% due 11-01-2028                              377,642         377,552
    Freddie Mac Gold                        8.5% due 06-01-2012                               40,694          40,368
    Freddie Mac                             8.5% due 07-01-2021                              109,329         108,627
    Freddie Mac Gold                        7.0% due 03-01-2028                               32,014          32,191
    Freddie Mac Gold                        7.0% due 06-01-2028                              229,510         229,369
    Freddie Mac Gold                        7.0% due 07-01-2028                               69,580          69,537
    Freddie Mac Gold                        7.0% due 09-01-2028                               17,762          17,751
    Freddie Mac Gold                        7.0% due 11-01-2028                              500,750         499,828
    Freddie Mac Gold                        6.5% due 01-01-2029                              988,025         982,671
    Freddie Mac Gold                        7.0% due 07-01-2028                               25,651          25,635
    Freddie Mac Gold                        7.0% due 07-01-2028                               15,154          15,144
    Freddie Mac Gold                        7.0% due 07-01-2028                               24,331          24,323
    Freddie Mac Gold                        7.0% due 08-01-2028                               31,506          31,486
    Freddie Mac Gold                        7.0% due 09-01-2028                                9,989           9,983
    Freddie Mac Gold                        7.0% due 09-01-2028                               32,561          32,541
    Freddie Mac Gold                        7.0% due 09-01-2028                               32,533          32,513
    Freddie Mac Gold                        7.0% due 09-01-2028                               29,249          29,231
    Freddie Mac Gold                        7.0% due 09-01-2028                               11,190          11,183
    Freddie Mac Gold                        7.0% due 09-01-2028                                5,046           5,043
    Freddie Mac Gold                        7.0% due 10-01-2028                               79,957          79,810


Continued on next page

                                                               - 13 -

                                                      PARKER RETIREMENT SAVINGS PLAN
                                   ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES, continued
                                                   FOR THE YEAR ENDED DECEMBER 31, 1998
                                                              EIN 34-0451060
                                                                 PLAN 075

(a)                  (b)                                     (c)                            (d)             (e)
                                              Description of investment including
     Identity of issue, borrower, lessor,     maturity date, rate of interest,                            Current
               or similar party               collateral, par, or maturity value            Cost           value
    _____________________________________   ________________________________________   _____________   _____________
    Freddie Mac Gold                        7.5% due 09-01-2028                               97,554          97,494
    Freddie Mac Gold                        6.0% due 04-01-2013                               99,143          99,421
    Freddie Mac Gold                        6.0% due 06-01-2013                               98,702          98,979
    Federal Home Loan Banks                 5.125% due 09-15-2003                            655,677         649,799
    Freddie Mac                             6.25% due 05-15-2027                             297,931         301,887
    Freddie Mac Gold                        7.5% due 09-01-2017                              114,443         114,407
    Fannie Mae                              6.55% due 09-12-2005                             624,882         648,106
    Fannie Mae                              4.625% due 10-15-2001                            269,247         268,142
    Fannie Mae                              4.75% due 11-14-2003                             595,818         592,314
    Fannie Mae                              10.0% due 06-17-2027                             738,299         724,333
    Fannie Mae                              6.5% due 12-18-2025                              235,551         237,202
    Fannie Mae                              6.0% due 06-18-2025                              382,315         389,805
    Fannie Mae                              6.25% due 12-18-2022                             294,666         297,673
    Fannie Mae                              6.5% due 04-01-2011                               48,913          48,879
    Fannie Mae                              7.5% due 11-01-2026                                5,665           5,669
    Fannie Mae                              7.5% due 12-01-2026                               14,116          14,127
    Fannie Mae                              7.5% due 06-01-2027                               55,312          55,295
    Fannie Mae                              7.0% due 06-01-2012                                2,181           2,181
    Fannie Mae                              7.0% due 10-01-2012                                2,273           2,273
    Fannie Mae                              7.0% due 02-01-2013                                4,321           4,312
    Fannie Mae                              7.5% due 06-01-2028                               14,134          14,141
    Fannie Mae                              7.5% due 08-01-2028                               33,611          33,626
    Fannie Mae                              8.0% due 07-01-2028                               63,567          63,394
    Fannie Mae                              7.5% due 10-01-2028                               43,893          43,913
    Fannie Mae                              6.5% due 12-01-2028                               92,484          93,207
    Fannie Mae                              6.5% due 01-01-2012                              276,905         276,819
    Fannie Mae                              7.5% due 09-01-2027                               18,725          18,733
    Fannie Mae                              7.0% due 10-01-2012                              389,209         390,104
    Fannie Mae                              7.0% due 01-01-2028                               77,021          77,395
    Fannie Mae                              7.0% due 01-01-2013                                  698             698
    Fannie Mae                              8.0% due 06-01-2028                              154,441         154,301
    Fannie Mae                              6.5% due 02-01-2011                               32,125          32,102
    Fannie Mae                              6.5% due 02-01-2011                               49,626          49,591
    Fannie Mae                              7.5% due 12-01-2025                               91,142          91,141
    Fannie Mae                              7.5% due 08-01-2026                               11,915          11,924
    Fannie Mae                              7.5% due 09-01-2026                               12,295          12,304
    Fannie Mae                              7.5% due 08-01-2027                                4,094           4,096
    Fannie Mae                              6.5% due 01-01-2028                              140,214         141,933
    Fannie Mae                              8.5% due 05-01-2012                               49,564          49,283
    Fannie Mae                              6.5% due 01-01-2028                               36,886          37,236
    Fannie Mae                              7.5% due 10-01-2025                                7,358           7,370
    Fannie Mae                              6.5% due 02-01-2028                               23,482          23,770
    Fannie Mae                              6.0% due 02-01-2013                              147,054         149,028


Continued on next page

                                                               - 14 -

                                                      PARKER RETIREMENT SAVINGS PLAN
                                   ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES, continued
                                                   FOR THE YEAR ENDED DECEMBER 31, 1998
                                                              EIN 34-0451060
                                                                 PLAN 075

(a)                  (b)                                     (c)                            (d)             (e)
                                              Description of investment including
     Identity of issue, borrower, lessor,     maturity date, rate of interest,                            Current
               or similar party               collateral, par, or maturity value            Cost           value
    _____________________________________   ________________________________________   _____________   _____________
    Fannie Mae                              6.5% due 08-01-2028                               39,369          39,814
    Fannie Mae                              6.0% due 04-01-2028                               40,877          41,302
    Fannie Mae                              6.5% due 05-01-2028                              190,791         192,584
    Fannie Mae                              8.5% due 11-01-2017                              239,614         238,372
    Fannie Mae                              6.5% due 07-01-2013                               72,118          72,739
    Fannie Mae                              7.5% due 08-01-2028                               24,092          24,077
    Fannie Mae                              6.5% due 05-01-2013                                2,203           2,222
    Fannie Mae                              7.5% due 08-01-2028                                1,676           1,677
    Fannie Mae                              6.5% due 07-01-2028                               53,496          54,101
    Fannie Mae                              7.5% due 07-01-2028                                8,561           8,556
    Fannie Mae                              7.5% due 07-01-2028                               24,346          24,331
    Fannie Mae                              8.0% due 07-01-2028                               87,576          87,338
    Fannie Mae                              8.0% due 07-01-2028                               93,332          93,079
    Fannie Mae                              6.5% due 08-01-2028                               98,187          99,296
    Fannie Mae                              6.5% due 08-01-2028                               51,721          52,207
    Fannie Mae                              6.5% due 08-01-2028                              129,454         130,958
    Fannie Mae                              6.5% due 08-01-2028                               43,777          44,188
    Fannie Mae                              8.0% due 08-01-2028                              112,012         111,708
    Fannie Mae                              6.5% due 08-01-2028                              142,570         143,910
    Fannie Mae                              7.5% due 07-01-2028                               29,662          29,644
    Fannie Mae                              6.0% due 07-01-2013                                   51              51
    Fannie Mae                              7.5% due 09-01-2028                               24,155          24,166
    Fannie Mae                              6.5% due 08-01-2028                              146,089         147,786
    Fannie Mae                              6.5% due 08-01-2028                              263,768         266,247
    Fannie Mae                              6.0% due 11-01-2013                                   40              40
    Fannie Mae                              6.0% due 11-01-2013                                1,351           1,351
    Fannie Mae                              6.0% due 11-01-2013                                  101             101
    Fannie Mae                              6.0% due 10-01-2013                                   17              17
    Fannie Mae                              7.5% due 09-01-2028                                2,819           2,820
    Fannie Mae                              6.5% due 09-01-2028                              183,639         185,307
    Fannie Mae                              7.5% due 09-01-2023                                3,069           3,071
    Fannie Mae                              6.0% due 11-01-2013                                  389             389
    Fannie Mae                              6.5% due 11-01-2013                               62,893          62,811
    Fannie Mae                              6.5% due 11-01-2013                              321,576         321,155
    Fannie Mae                              6.0% due 12-01-2028                               58,069          58,225
    Fannie Mae                              6.0% due 12-01-2028                              149,601         150,004
    Fannie Mae                              6.0% due 11-01-2013                                  507             507
    Fannie Mae                              6.5% due 11-01-2013                                  268             267
    Fannie Mae                              6.5% due 12-01-2028                              267,665         269,758
    Fannie Mae                              6.0% due 12-01-2028                               72,832          73,028
    Fannie Mae                              6.0% due 12-01-2028                               72,832          73,028
    GNMA                                    7.0% due 01-15-2024                               60,278          62,769
    GNMA                                    7.5% due 06-15-2027                               49,172          49,261


Continued on next page

                                                               - 15 -

                                                      PARKER RETIREMENT SAVINGS PLAN
                                   ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES, continued
                                                   FOR THE YEAR ENDED DECEMBER 31, 1998
                                                              EIN 34-0451060
                                                                 PLAN 075

(a)                  (b)                                     (c)                            (d)             (e)
                                              Description of investment including
     Identity of issue, borrower, lessor,     maturity date, rate of interest,                            Current
               or similar party               collateral, par, or maturity value            Cost           value
    _____________________________________   ________________________________________   _____________   _____________
    GNMA                                    7.5% due 11-15-2026                               21,464          21,503
    GNMA                                    7.5% due 10-15-2027                                6,204           6,215
    GNMA                                    7.0% due 09-15-2028                               53,225          53,597
    GNMA                                    7.0% due 08-15-2028                               53,654          54,050
    GNMA                                    7.0% due 08-15-2028                               62,144          62,603
    GNMA                                    7.0% due 08-15-2028                               62,611          63,073
    GNMA                                    7.0% due 08-15-2028                               59,401          59,839
    GNMA                                    9.0% due 06-15-2022                              301,064         301,501
    GNMA                                    7.0% due 12-15-2023                              880,099         885,365
    GNMA                                    7.0% due 11-15-2026                              157,487         158,017
    GNMA                                    9.0% due 10-15-2009                              511,749         506,264
    GNMA                                    7.5% due 12-15-2023                              281,397         281,695
    GNMA                                    7.5% due 12-15-2027                              121,711         121,895
    GNMA                                    6.5% due 10-20-2020                              405,389         409,050
    Tennessee Valley Authority		  5.375% due 11-13-2008				         268,866         270,718
    United States Treasury Bonds            5.50% due 08-15-2028                           3,271,471       3,254,252
    United States Treasury Bonds            5.25% due 11-15-2028                             363,243         356,265
    United States Treasury Notes            6.25% due 10-31-2001                             221,878         218,728
    United States Treasury Notes            6.25% due 05-31-1999                             470,320         469,919
    United States Treasury Notes            4.5% due 09-30-2000                            1,037,257       1,027,076
    United States Treasury Notes            4.0% due 10-31-2000                            1,178,723       1,177,172
    United States Treasury Notes            4.25% due 11-15-2003                             865,658         863,791
    United States Treasury Notes            4.75% due 11-15-2008                             612,547         616,780
    United States Treasury Notes            4.625% due 11-30-2000                          1,091,239       1,087,674
    Fannie Mae                              7.0% - 15 year MBS				         764,772         763,895
    Federal Home Loan Mortgage Corp.        7.5% - 30 year MBS				         274,593         274,092
    Fannie Mae                              6.0% - 15 year MBS                               417,040         416,910
                                                                                       _____________   _____________
    Total U.S. Govt. Securities                                                           27,271,406      27,270,216


    Corporate Debt Instruments:
    ___________________________
    Abbey National                          Note FL RT% due 06-29-2049                        69,698          78,044
    American Express                        ABS 6.40% due 04-15-2005                         213,675         216,233
    British Columbia                        Note 5.375% due 10-29-2008                       263,790         264,486
    Burlington Resources, Inc.              Deb 6.875% due 02-15-2026                         49,189          49,946
    CIT RV Trust                            ABS 5.92% due 03-15-2007                         279,967         282,100
    CITICORP                                Note 5.625% due 02-15-2001                       979,100       1,004,290
    Comed Transitional Funding              ABS 5.44% due 03-25-2007                         234,841         234,706
    Copelco Capital FDG Corp                ABS 6.47% due 04-20-2005                         349,921         355,250
    Dr Invts                                Note 7.10% due 05-15-2002                        274,843         286,027
    Dayton Hudson Corp                      Bond 6.65% due 08-01-2028                        113,339         116,607
    Dayton Hudson Corp                      Bond 5.875% due 11-01-2008                       117,123         115,810
    EOP Operating LP                        Note 6.75% due 02-15-2008                        301,735         294,990
    First Un Corp                           Senior NT 6.875% due 09-15-2005                  170,688         170,458


Continued on next page

                                                               - 16 -

                                                      PARKER RETIREMENT SAVINGS PLAN
                                   ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES, continued
                                                   FOR THE YEAR ENDED DECEMBER 31, 1998
                                                              EIN 34-0451060
                                                                 PLAN 075

(a)                  (b)                                     (c)                            (d)             (e)
                                              Description of investment including
     Identity of issue, borrower, lessor,     maturity date, rate of interest,                            Current
               or similar party               collateral, par, or maturity value            Cost           value
    _____________________________________   ________________________________________   _____________   _____________
    First Union National Bank               Note 5.80% due 12-01-2008                        159,760         159,659
    First USA Credit Card Master Tr         ABS 6.42% due 03-17-2005                         325,788         329,600
    First USA Credit Card Master Tr         ABS 5.28% due 09-18-2006                         159,836         158,600
    Frontier Corp                           Bond 6.0% due 10-15-2013                         249,660         252,713
    GTE Corp                                Deb 6.94% due 04-15-2028                         364,174         380,118
    General Motors Accept Corp              Note 5.35% due 12-07-2001                        160,000         159,643
    Liberty Mutual Ins Co                   Note 8.20% due 05-04-2007                        103,754         108,868
    Loews Corp                              Note 6.75% due 12-15-2006                        116,067         116,758
    Lumbermens Mutual Casualty Co           Note 8.30% due 12-01-2037                         48,730          46,925
    MBNA Master Credit Card Trust           ABS 5.80% due 12-15-2005                         249,448         252,500
    Monsanto Co                             Deb 6.60% due 12-01-2028                         139,496         139,741
    Motorola Inc                            Deb 7.50% due 05-15-2025                         127,257         130,823
    Motorola Inc                            Note 5.80% due 10-15-2008                        254,658         260,850
    Motorola Inc                            Deb 6.50% due 11-15-2028                         114,522         116,176
    Nabisco Inc                             Notes 6.0% due 02-15-2011                        199,950         197,624
    Nationsbank Corp                        Notes 6.375% due 02-15-2008                       77,479          77,870
    Nationsbank Cr Card Master Trust        ABS 6.45% due 04-15-2003                         182,120         183,092
    Owens Corning                           Note 7.50% due 05-01-2005                        114,370         112,885
    J C Penney Inc                          Deb 7.625% due 03-01-2097                        169,435         170,637
    Philip Morris Cos Inc                   Note 7.0% due 07-15-2005                         200,936         202,044
    Premier Auto Tr                         ABS 6.35% due 04-06-2002                         349,560         355,138
    Premier Auto Tr                         ABS 5.07% due 07-08-2002                         359,999         358,312
    Proctor & Gamble Co                     Note 5.25% due 09-15-2003                        499,580         500,470
    Railcar Tr ABS                          ABS 7.75% due 06-01-2004                         298,557         305,570
    Residential Accredit Loans Inc          Remic 6.75% due 07-25-2028                       368,902         359,940
    Residential Accredit Loans Inc          Remic 6.50% due 11-25-2013                       370,727         364,967
    J Seagram & Sons                        Bond 7.50% due 12-15-2018                        114,800         115,680
    TCI Communications Inc                  Deb 7.875% due 02-15-2026                        736,173         763,641
    Tele Communications Inc                 Note 8.25% due 01-15-2003                        105,844         109,740
    360 Communications Co                   Note 7.50% due 03-01-2006                        148,011         153,958
    Time Warner Inc                         Note 7.75% due 06-15-2005                        516,840         519,839
    Time Warner Inc                         Bond 6.625% due 05-15-2029                       214,337         218,754
    Toyota Auto Rec GR TR                   ABS 6.45% due 04-15-2002                          70,860          71,303
    USX Marathon Group                      Note 7.20% due 02-15-2004                        803,880         824,224
    USA Waste Services Inc                  Senior NT 7.0% due 07-15-2028                    187,670         196,238
    Unocal Corporation                      Deb 7.0% due 05-01-2028                          138,013         133,438
    Williams Cos Inc                        Bond 6.20% due 08-01-2002                        189,700         189,975
    Worldcom Inc                            Senior NT 6.95% due 08-15-2028                   116,317         123,469
    Natexis Banque                          Note FL RT% due 12-29-2049                        99,685          91,500
    Associates Corp                         Note 6.875% due 06-20-2002                       143,261         144,463
	    													   _____________   _____________
    Total Corporate Debt Instruments                                                      12,768,065      12,926,692


Continued on next page

                                                               - 17 -

                                                      PARKER RETIREMENT SAVINGS PLAN
                                   ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES, continued
                                                   FOR THE YEAR ENDED DECEMBER 31, 1998
                                                              EIN 34-0451060
                                                                 PLAN 075

(a)                  (b)                                     (c)                            (d)             (e)
                                              Description of investment including
     Identity of issue, borrower, lessor,     maturity date, rate of interest,                            Current
               or similar party               collateral, par, or maturity value            Cost           value
    _____________________________________   ________________________________________   _____________   _____________
    Investment Contracts:
    _____________________
    Bankers TR Basic Contract               7.74% due 04-07-1999                           2,027,850       2,027,850
    Metropolitan Life                       6.75% due 11-14-2000                           2,718,414       2,718,414
    UBS AG                                  6.64% due 08-15-1999                           3,931,724       3,931,724
    UBS AG                                  5.9271% due 03-25-2000                         6,031,785       6,031,785
    Capital Holding Corp                    5.91% due 07-15-2000                           1,835,037       1,835,037
    New York Life Insurance Company         5.80% due 11-15-1999                           6,601,644       6,601,644
    Commonwealth Ins Co                     5.511% due 10-25-2004                          3,135,164       3,135,164
    Principal Mutual Life Ins Co            5.45% due 06-15-1999                           5,216,222       5,216,222
    Caisse Des Depots Et Consignatio        5.44% due 12-26-2000                           3,555,347       3,555,347
    Business Mens Assurance Co Amer         6.90% due 10-01-2001                           3,051,438       3,051,438
    Ohio National Life                      7.12% due 06-15-2002                           3,433,986       3,433,986
    Caisse Des Depots Et Consignatio        6.51% due 01-15-2002                           4,053,575       4,053,575
    Protective Life Insurance Co            6.89% due 09-15-2002                           4,079,643       4,079,643
    Safeco Life Insurance Co                7.04% due 12-15-2002                           3,647,840       3,647,840
    Safeco Life Insurance Co                6.49% due 11-15-2002                           2,540,451       2,540,451
    Jackson National Life Ins Co            5.54% due 03-31-2003                           3,011,561       3,011,561
    Jackson National Life Ins Co            5.96% due 08-15-2001                           6,124,026       6,124,026
    Transamerica                            5.13% due 12-06-2001                           5,077,152       5,077,152
    GE Life and Annuity Assurance Co        5.63% due 08-15-2002                           3,014,440       3,014,440
    Ohio National Life Insurance Co         5.33% due 01-29-1999                           4,008,545       4,008,545
    Bankers Trust                           Synthetic GIC FL RT% - No maturity            51,178,844      51,178,844
    Transamerica                            Synthetic GIC FL RT% due 06-15-2000            3,001,891       3,001,891
                                                                                       _____________   _____________
    Total Investment Contracts                                                           131,276,579     131,276,579
                                                                                       _____________   _____________
    Total Assets Held for Investment                                                   $ 667,617,330   $ 970,997,256
                                                                                       =============   =============
*  Denotes Party-in-Interest


                                       THE PARKER RETIREMENT SAVINGS PLAN
                                ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                                EIN 34-0451060
                                                   PLAN 075

The following schedule represents Plan transactions or series of transactions in excess of 5% of current value of Plan assets for the year ended
December 31, 1998.



                                     # of          Purchase                        Cost of
Description                      Transactions       Price          Proceeds         Asset             Gain
___________________________      ____________  _____________     _____________   _____________     ___________
Key Trust Employee
   Benefits Money Market            540        $ 208,037,488

Key Trust Employee
   Benefits Money Market            481                          $ 199,796,343   $ 199,796,343

Parker Hannifin Corp Common          59           59,498,547

Parker Hannifin Corp Common          25                             22,596,408      11,001,480     $11,594,928

Employee Benefit Value
   Equity Fund                      255           40,579,229

Employee Benefit Value
   Equity Fund                      248                             45,230,754      22,548,693      22,682,061



NOTE: There is no separate determination of expenses related to the above transactions.


                                  SIGNATURE


    Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                  PARKER RETIREMENT SAVINGS PLAN



                                  BY: /s/Michael J. Hiemstra
                                      Michael J. Hiemstra
                                      Vice President-Finance & Administration
                                      & Chief Financial Officer
                                      Parker-Hannifin Corporation


June 23, 1999